Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June […], 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 Performance Trust Municipal Bond Fund (S000033197)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of May 31, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 227 to its registration statement, filed on behalf of its series, Performance Trust Municipal Bond Fund (the “Fund”).  PEA No. 227 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 15, 2011 for the purpose of adding the Fund as new series to the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section - Fees and Expenses of the Fund

1.	Staff Comment: Please confirm that the “Fees and Expenses of the Fund” table includes all acquired fund fees and expenses (“AFFE”), per the requirements of Item 3 of Form N-1A.

Response:  The Trust responds by confirming supplementally the estimated AFFE to be incurred indirectly by the Fund will not exceed 0.01% (one basis point) and have been included under the sub-caption “Other Expenses” in the “Fees and Expenses of the Fund” table.

2.	Staff Comment: With respect to footnote (2) to the “Fees and Expenses of the Fund” table, please:

(a)	revise the parenthetical list of exclusions to the operating expense limitation so that it is a complete list of all exclusions (e.g., by deleting the word “generally”);

(b)	revise the last sentence in the footnote to clarify what is meant by “subject to the applicable limitation on Fund expenses”; and

(c)	confirm supplementally that the Fund’s operating expense limitation agreement will be filed as an exhibit to the Trust’s registration statement.

Response:  The Trust responds to (a) and (b) by revising footnote (2) to read as follows:

“Pursuant to an operating expense limitation agreement between the Fund’s investment adviser, Performance Trust Investment Advisors, LLC (the “Adviser”), and the Fund, the Adviser has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of interest, acquired fund fees and expenses, leverage and tax expenses, dividends and interest expenses on short positions, brokerage commissions, and extraordinary expenses) do not exceed 0.55% and 0.75% of the Fund’s average annual net assets for Institutional Class shares and Retail Class shares, respectively, through at least [three years from date of prospectus].  The operating expense limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”).  The Adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the limitations on Fund expenses described herein.”

The Trust further responds to (c) by stating supplementally that the Fund’s operating expense limitation agreement has been filed as exhibit (h)(5) with this post-effective amendment.

Prospectus - Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Risks

3.
Staff Comment:  Please consider whether adding disclosure regarding the alternative minimum tax (“AMT”) to the discussion of “Tax Risks” under the sub-section entitled “Principal Risks” would be appropriate for this Fund.

Response:  The Trust responds by adding the following disclosure to the discussion of “Tax Risks” in this sub-section:

“If you are subject to the AMT, you may have to pay federal tax on a portion of your distributions from tax-exempt income.  If this is the case, the Fund’s net returns to you may be lower.”

4.
Staff Comment:  Given the Fund’s ability to invest more than 25% of its total assets in municipal obligations issued by entities located in the same state, please consider whether it would be appropriate to provide risk disclosure related to investments in any specific state(s).

Response:  The Trust responds by stating supplementally that the Fund does not intend to concentrate its investments in securities issued by any state in its first year of operations.

Statement of Additional Information – Fundamental Investment Limitations

5.	Staff Comment: Please clarify fundamental policy No. 7 concerning concentration of Fund assets so that industrial development bonds are separated out from municipal bonds.

Response:  The Trust responds by revising the applicable fundamental investment limitation to read as follows:

[The Fund may not] invest in the securities of any one industry if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of such industry, except that the foregoing does not apply to the Fund’s investments in (a) municipal securities; (b) industrial development bonds; or (c) securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities or securities of other investment companies.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers